Agricore United™

05011601

RECEIVED

2005 OCT -3 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 29, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - September 29, 2005 - (Press Release – Agricore United Offers Strategies for High Fertilizer Prices)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United™

AGRICORE UNITED OFFERS STRATEGIES FOR HIGH FERTILIZER PRICES

September 29, 2005 (Winnipeg) – Agricore United is offering strategies to farmer customers on how to deal with high fertilizer prices caused by recent world events. Because of the high fertilizer prices and variable soil fertility levels across the prairies, soil testing is more important than ever this fall. Fertility programs this year will require fine-tuning to get the most out of every fertilizer dollar. A variety of tools are available to help growers manage their fertilizer inputs.

"Farmers can usually predict where their nutrient levels are at in the fall, but not this year," says Certified Crop Advisor (CCA) David Kelner, Agronomic Crop Enhancement Specialist, Agricore United. "The poor crops and extreme moisture we had this season have resulted in nitrogen levels all over the map." Kelner says soil tests taken from eastern Manitoba fields in September, for example, show nitrogen results ranging from very low to very high. The good news is that there is residual nitrogen in some fields and growers can take advantage of that stored nitrogen to reduce fertilizer costs. However, Kelner points out that soil testing is the only way to determine how much residual nitrogen there is.

Manitoba Agriculture Agronomist and CCA John Heard says farmers may be tempted to cut back on nitrogen rates, given the current high fertilizer prices.

"Cutting back could be a good strategy, provided the soil test results support it," says Heard. "But, cutting back without knowing how much is in the soil could cost far more in lost yield." Heard notes that many growers choose one fertilizer rate or blend for each crop to save time at seeding, and use that same fertility program across all fields sown to that crop. He advocates the best strategy for saving money in 2006 is to manage fields individually, based on their own unique nutrient requirements.

"Our goal is to help farmer customers maximize the potential of their crops," adds Kelner. "Agricore United has the tools, such as AgroManager fertility software, to help farmers customize fertility programs for individual fields." Kelner says AgroManager also adjusts nitrogen recommendations according to the organic matter in individual fields, fine-tuning fertility programs even further. For more information, farmers are asked to contact their local agronomic advisor or customer service representative.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:
Radean Carter
Communications Coordinator
Agricore United
(204) 944-2238
rcarter@agricoreunited.com